 Filed pursuant to Rule 424(b)(3)
 File No. 333-249525

Owl Rock Core Income Corp.

Supplement No. 5 dated April 1, 2021

To

Prospectus dated December 28, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated December 28, 2020, as amended and supplemented (the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 33 of the Prospectus before you decide to invest in our common stock.

RECENT DEVELOPMENTS

Increase to Revolving Promissory Note

On March 31, 2021, Owl Rock Core Income Corp. (the “Company”) entered into Amendment No. 1 (the “Amendment”) to the Loan Agreement, dated as of October 15, 2020, by and between the Company and Owl Rock Feeder FIC ORCIC Debt LLC (the “Revolving Promissory Note”). The Amendment increases the amount available to the Company under the Revolving Promissory Note from $50 million to $75 million.

The interest rate on borrowings under the Revolving Promissory Note, as amended, may be based on either the rate of interest for a LIBOR-Based Advance or the rate of interest for a Prime-Based Advance as defined in the Loan and Security Agreement, dated as of February 20, 2020, as amended from time to time, by and among the Owl Rock Capital Advisors LLC, as borrower, East West Bank, as Administrative Agent, Issuing Lender, Swingline Lender and a Lender and Investec Bank PLC as a Lender.

The unpaid principal balance of the Revolving Promissory Note and accrued interest thereon is payable by the Company from time to time at the discretion of the Company but immediately due and payable upon 120 days written notice by Owl Rock Feeder FIC ORCIC Debt LLC, and in any event due and payable in full no later than February 28, 2022. The Company intends to use the borrowed funds to, among other things, make investments in portfolio companies consistent with its investment strategies.